

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 29, 2006

Mr. G. Stephen Finley
Chief Financial Officer
Baker Hughes Incorporated
3900 Essex Lane, Suite 1200
Houston, TX 77027

   Re: Baker Hughes Incorporated
      Form 10-K for Fiscal Year Ended December 31, 2005
      Filed March 1, 2006
      File No. 1-09397

Dear Mr. Finley:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                  Sincerely,

                  Jill S. Davis
                  Branch Chief